UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For The Year Ended December 31, 2005

Commission file number: 1-10431

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN

IRS Employer Identification Number: 33-0379007

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29578

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN
INDEX

Page No.

Report of Independent Registered Public Accounting Firm	2

Report of Independent Registered Public Accounting Firm	3

Statement of Financial Condition with Fund Information as of December 31, 2005 and 2004	4-5

Statement of Income and Changes in Plan Equity with Fund Information for the years ended December 31, 2005, 2004 and 2003	6-8

Notes to Financial Statements	9-12

Signature	13

Schedule I - Investments	14

Exhibit:
23.1 Consent of Grant Thornton LLP dated April 13, 2006	15

23.2 Consent of PricewaterhouseCoopers LLP dated April 13, 2006	16

Report of Independent Registered Public Accounting Firm

Participants and Administrator

AVX Nonqualified Supplemental Retirement Plan

We have audited the accompanying statement of financial condition with fund information of AVX Nonqualified Supplemental Retirement Plan (the Plan) as of December 31, 2005, and the related statement of income and changes in plan equity with fund information for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principals generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Columbia, South Carolina
April 7, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
AVX Nonqualified Supplemental Retirement Plan

In our opinion, the accompanying statements of financial condition with fund information and the related statements of income and changes in plan equity with fund information present fairly, in all material respects, the financial condition of AVX Nonqualified Supplemental Retirement Plan (the “Plan”) at December 31, 2004, and the income and changes in plan equity for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
March 31, 2005

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2005

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spectrum Income Fund	MainStay Cash Reserves Fund	Templeton Foreign Equity Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund
ASSETS:
Investments at fair value:
Other investments (cost $4,775,931)	$5,138,644	$19,000	$12,796	$1,113,560	$646,096	$578,270	$684,800	$408,935	$420,032	$196,787	$378,598	$679,770
AVX Corporation Common Stock (cost $813,314)	885,973	885,973	---	---	---	---	---	---	---	---	---	---
Kyocera Corporation American Depositary Shares (cost $578,788)	606,442	---	606,442	---	---	---	---	---	---	---	---	---
Total investments	6,631,059	904,973	619,238	1,113,560	646,096	578,270	684,800	408,935	420,032	196,787	378,598	679,770

Receivable:
Employer contribution	58,370	6,702	5,595	6,186	---	18,123	1,230	3,477	5,082	3,230	2,275	6,470

Plan equity	$6,689,429	$911,675	$624,833	$1,119,746	$646,096	$596,393	$686,030	$412,412	$425,114	$200,017	$380,873	$686,240

The accompanying notes are an integral part of this financial statement.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2004

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spectrum Income Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund
ASSETS:
Investments at fair value:
Other investments (cost $1,879,199)	$1,990,441	$2,350	$14	$407,906	$333,344	$170,422	$245,885	$163,384	$100,063	$83,296	$330,587	$153,190
AVX Corporation Common Stock (cost $558,969)	473,206	473,206	---	---	---	---	---	---	---	---	---	---
Kyocera Corporation American Depositary Shares (cost $171,124)	189,140	---	189,140	---	---	---	---	---	---	---	---	---
Total investments	2,652,787	475,556	189,154	407,906	333,344	170,422	245,885	163,384	100,063	83,296	330,587	153,190

Receivable:
Employer contribution	27,388	2,874	3,915	2,076	---	6,206	614	3,411	3,226	812	391	3,863

Plan equity	$2,680,175	$478,430	$193,069	$409,982	$333,344	$176,628	$246,499	$166,795	$103,289	$84,108	$330,978	$157,053

The accompanying notes are an integral part of this financial statement.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2005

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spectrum Income Fund	Vanguard Treasury Money Market Fund	MainStay Cash Reserves Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund
Net investment income (loss):
Dividends	$95,933	$ 9,315	$ 7,025	$ 70	$ 26,530	$ ---	$ ---	$ 10,703	$ 3,362	$ 6,282	$ 7,577	$ 138	$ 1,554	$ 23,377
Interest	16,402	---	---	---	---	9,184	7,218	---	---	---	---	---	---	---
Net appreciation (depreciation) in fair value of investments	324,235	144,682	(30,789)	101,759	(13,240)	---	---	54,286	3,880	4,479	23,728	4,610	36,391	(5,551)
Total income (loss)	436,570	153,997	(23,764)	101,829	13,290	9,184	7,218	64,989	7,242	10,761	31,305	4,748	37,945	17,826

Contributions:
Employer	120,878	42,965	9,605	8,455	---	6,731	18,428	1,875	3,356	3,597	8,528	4,168	2,513	10,657
Employee	486,258	72,228	63,019	48,238	---	71,595	21,659	12,327	40,784	13,156	50,420	16,738	10,370	65,724
Total contributions	607,136	115,193	72,624	56,693	---	78,326	40,087	14,202	44,140	16,753	58,948	20,906	12,883	76,381

Deductions:
Benefit payments	(791,698)	(93,475)	(20,142)	(15,639)	(1,914)	(102,673)	---	(70,852)	(121,775)	---	(79,899)	(83,783)	(201,546)	---
Income (loss) and change in plan equity	252,008	175,715	28,718	142,883	11,376	(15,163)	47,305	8,339	(70,393)	27,514	10,354	(58,129)	(150,718)	94,207

Transfer of funds from employee investment elections, net	-	1,990	(91)	33,950	(4)	(542,848)	549,088	(36,154)	(399,022)	384,898	(467)	(84,645)	28,101	65,204

Transfer of funds from AVX SERP Plan	3,757,246	255,540	403,137	532,931	301,380	381,383	---	467,346	302,620	---	311,938	258,683	172,512	369,776

Plan equity at beginning of year	2,680,175	478,430	193,069	409,982	333,344	176,628	---	246,499	166,795	---	103,289	84,108	330,978	157,053

Plan equity at end of year	$6,689,429	$911,675	$624,833	$1,119,746	$646,096	$ ---	$596,393	$686,030	$ ---	$412,412	$425,114	$200,017	$380,873	$686,240

The accompanying notes are an integral part of this financial statement.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2004

	Total	AVX StockFund	Kyocera StockFund	Seligman Equity Value Portfolio	T Rowe Price Spectrum Income Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund
Net investment income (loss):
Dividends	$37,777	$6,109	$1,271	$2,091	$13,140	$ ---	$5,218	$3,463	$2,006	$ ---	$53	$958	$3,468
Interest	2,148	---	---	---	---	2,148	---	---	---	---	---	---	---
Net appreciation (depreciation) in fair value of investments	(21,223)	(201,338)	22,224	58,274	11,726	(309)	33,193	12,793	5,995	448	474	31,406	3,891
Total income (loss)	18,702	(195,229)	23,495	60,365	24,866	1,839	38,411	16,256	8,001	448	527	32,364	7,359

Contributions:
Employer	113,632	26,098	12,310	13,243	---	20,377	3,330	11,110	11,329	2,396	---	1,973	11,466
Employee	8,756	8,756	---	---	---	---	---	---	---	---	---	---	---
Total contributions	122,388	34,854	12,310	13,243	---	20,377	3,330	11,110	11,329	2,396	---	1,973	11,466

Deductions:
Benefit payments	(286,221)	(59,692)	(155)	(13,106)	---	(41,333)	(16,409)	(53,743)	(14,446)	(78,393)	---	(8,944)	---
Income (loss) and change in plan equity	(145,131)	(220,067)	35,650	60,502	24,866	(19,117)	25,332	(26,377)	4,884	(75,549)	527	25,393	18,825

Transfer of funds from employee investment elections, net	---	---	---	(36,783)	---	---	881	---	---	(216,624)	(10,093)	262,619	---

Plan equity at beginning of year	2,825,306	698,497	157,381	386,301	308,478	195,745	220,286	193,172	98,405	376,281	9,566	42,966	138,228

Plan equity at end of year	$2,680,175	$478,430	$193,031	$410,020	$333,344	$176,628	$246,499	$166,795	$103,289	$84,108	$ ---	$330,978	$157,053

The accompanying notes are an integral part of this financial statement.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2003

	Total	AVX StockFund	Kyocera StockFund	Seligman Equity Value Portfolio	T Rowe Price Spectrum Income Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund
Net investment income (loss):
Dividends	$35,684	$6,602	$1,064	$619	$17,607	$ ---	$4,384	$2,920	$1,737	$ ---	$113	$180	$458
Interest	1,780	---	---	---	---	1,780	---	---	---	---	---	---	---
Net appreciation (depreciation) in fair value of investments	681,405	293,591	23,106	105,357	36,382	---	47,476	45,456	9,766	105,267	10,063	4,038	903
Total income (loss)	718,869	300,193	24,170	105,976	53,989	1,780	51,860	48,376	11,503	105,267	10,176	4,218	1,361

Contributions:
Employer	48,552	21,342	4,028	2,535	---	6,889	1,228	3,631	3,831	734	---	670	3,664
Employee	13,172	13,172	---	---	---	---	---	---	---	---	---	---	---
Total contributions	61,724	34,514	4,028	2,535	---	6,889	1,228	3,631	3,831	734	---	670	3,664

Deductions:
Benefit payments	(226,703)	(63,567)	(29)	(10,034)	---	(40,386)	---	(42,681)	---	(70,006)	---	---	---
Income (loss) and change in plan equity	553,890	271,140	28,169	98,477	53,989	(31,717)	53,088	9,326	15,334	35,995	10,176	4,888	5,025

Transfer of funds from employee investment elections, net	---	884	(160)	(518)	(132,292)	(339)	86	(824)	88	(790)	(37,416)	38,078	133,203

Plan equity at beginning of year	2,271,416	426,473	129,372	288,342	386,781	227,801	167,112	184,670	82,983	341,076	36,806	---	---

Plan equity at end of year	$2,825,306	$698,497	$157,381	$386,301	$308,478	$195,745	$220,286	$193,172	$98,405	$376,281	$9,566	$42,966	$138,228

The accompanying notes are an integral part of this financial statement.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the AVX Nonqualified Supplemental Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General
The Plan was established August 1, 1994 to provide certain officers and highly compensated managers of AVX Corporation (the "Company") with supplemental retirement benefits. Effective January 1, 2005 the AVX Corporation SERP Plan, that was established January 1, 1998, was merged into the Plan. All balances from the SERP Plan were transferred into the Plan. Any employee eligible to participate in the AVX Corporation Retirement Plan whose annual compensation is in excess of $210,000 (as such limit is defined by the Internal Revenue Code) is eligible to participate in the Plan. An employee who, in prior years, becomes an eligible participant in the Plan shall continue to be eligible to fully participate in the Plan regardless of whether such employee’s annual compensation falls below the annual compensation limit for the year. The Company is the Plan’s sponsor and Plan administrator. HSBC Bank USA was the Plan’s trustee until September 2005. All Plan assets were moved to New York Life (the "Trustee") at that time. New York Life is now the Plan’s trustee and record keeper.

Deferred Compensation Contribution
The Plan is split into two parts. There is a SERP portion and a Supplemental Retirement portion. The SERP portion allows each participant to defer receipt of all or a portion of annual compensation currently in excess of $210,000 (as such limit is defined by the Internal Revenue Code) otherwise payable by the Company to such employee. The Supplemental Retirement portion allows participants to defer an amount from 1% to 3% of eligible compensation (currently between $210,000 and $600,000). Beginning January 1, 2001, eligible compensation for employee contributions is determined based on total compensation less any amount deferred under the AVX Corporation SERP Plan. A matching contribution of 100% is made by AVX Corporation. Compensation deferred by a participant and the matching contribution made by the Company shall be invested in the AVX Stock Fund.

Company Matching Contribution
The Company will match contributions equal to 100% of the first 3% of the amount that is deferred under the SERP portion of the Plan. The Company will also match contributions equal to 100% of the first 3% of the amount deferred that is related to eligible compensation between $210,000 (as indexed) and $600,000 in the Supplemental Retirement Plan.

Non-discretionary Contribution
The Company will make an annual contribution equal to 5% of eligible compensation.

Discretionary Contribution
The Company may make an annual contribution between 0% - 5% of eligible compensation. The contribution amount is subject to approval by the Company’s Board of Directors.

Vesting
Each participant shall be fully vested and have a non-forfeitable interest in his account.

Payment of Benefits
Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's termination of employment or death in a lump-sum payment or in installments over a period not to exceed 10 years.

2.	Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting.

Contributions
Employer contributions under the non-discretionary contribution feature include amounts equal to the aggregate that would have been contributed based on a participant’s eligible compensation under the non-discretionary contribution feature of the AVX Retirement Plan. The employer contributions associated with the discretionary contribution feature of the Plan are not readily determinable until after the Company’s fiscal year ended March 31 and are included in the Plan in the year paid.

Payment of Benefits
Benefits are recorded when paid.

Investment Valuation and Income Recognition
Investments in securities traded on a national securities exchange are valued at the closing sales price on the last business day of the plan year. Plan investments in any investment companies, unit investment trusts or similar investment funds are valued daily at their closing net asset values (or unit value) per share. Temporary cash investments in money market funds are valued at par, which represents market value as determined by the Trustee. For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets. Net appreciation (depreciation) in fair value of investments on the Statement of Income and Changes in Plan Equity with Fund Information represents realized losses and the cumulative change in unrealized appreciation (depreciation) for the respective years.

Administrative Expenses
Administrative expenses of the Plan are paid by the Company.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes of plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Dividend and Interest Income Recognition
Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

3.	Investment Programs

As of December 31, 2005, the investment alternatives include the following:

MainStay Cash Reserves Fund: The MainStay Cash Reserves Fund seeks a high level of current income while preserving capital and maintaining liquidity. The Fund invests in short-term dollar denominated securities. This fund had ten participants at December 31, 2005 and no participants at December 31, 2004.

T.Rowe Price Spectrum Income Fund: The T.Rowe Price Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic bond funds and also in a foreign bond fund. This fund had four participants at December 31, 2005 and 2004. This fund is no longer an investment alternative for future contributions.

Seligman Equity Value Portfolio: The Seligman Equity Value Portfolio seeks capital appreciation through a value-oriented, diversified portfolio comprised of high-quality stocks. This fund had eight participants at December 31, 2005 and ten participants at December 31, 2004.

Kyocera Stock Fund: This fund is invested exclusively in shares of the Kyocera Corporation. The objective is to give participants the opportunity to share in the success and growth of Kyocera and AVX by allowing participants to become part owners. The fund’s value will fluctuate, based on the success of Kyocera, AVX and the stock market in general. This fund had four participants at December 31, 2005 and 2004.

Templeton Foreign Equity Fund: The Templeton Foreign Fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments outside the United States. This fund had eight participants at December 31, 2005 and nine participants at December 31, 2004.

AVX Stock Fund: This fund is invested exclusively in shares of AVX stock. This fund also gives participants the opportunity to share in the success and growth of AVX. The fund’s value will fluctuate, based on the success of AVX and the stock market in general. This fund had eleven participants at December 31, 2005 and fifteen participants at December 31, 2004.

Janus Balanced Fund: The Janus Balanced Fund seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential. This fund had seven participants at December 31, 2005 and 2004.

Janus Fund: The Janus Fund seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size. This fund had six participants at December 31, 2005 and seven participants at December 31, 2004.

MainStay S&P 500 Index Fund: The MainStay S&P 500 Index Fund seeks to provide investment results that correspond to the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate, as represented by the S&P 500 Index. This fund had ten participants at December 31, 2005 and no participants at December 31, 2004.

Lord Abbett Mid-Cap Value Fund: The Lord Abbett Mid-Cap Value Fund seeks capital appreciation. Under normal circumstances, the Fund invests at least 65% of its total assets in middle capitalization companies having an aggregate market value between $200 million and $5 billion. This fund had four participants at December 31, 2005 and six participants at December 31, 2004.

PIMCO Total Return Fund: The PIMCO Total Return Fund seeks maximum total return by investing primarily in fixed income securities of varying maturities. This fund had five participants at December 31, 2005 and three participants at December 31, 2004.

The Plan's realized losses for the years ended December 31 were as follows:

	2005	2004	2003
Proceeds	$4,786,460	$ 1,530,197	$ 735,624
Aggregate cost	4,806,648	1,786,634	838,190
Realized losses	(20,188)	(256,437)	(102,566)
Change in unrealized appreciation (depreciation)	344,423	235,214	783,971
Net appreciation (depreciation) in fair value of investments	$ 324,235	$ (21,223)	$ 681,405

  The Plan's unrealized appreciation (depreciation) of investments at December 31 were as follows:

	2005	2004	2003
AVX Corporation Common Stock	$72,659	$(85,763)	$ 99,838
Kyocera Corporation ADS	27,654	18,016	(4,182)
Other investments	362,713	111,242	(287,375)
Total unrealized appreciation (depreciation)	$ 463,026	$ 43,495	$(191,719)

4.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:
	December 31,
	2005		2004
Net Assets:
MainStay Cash Reserves Fund	$6,574	$	---
AVX Corporation Common Stock	276,097		222,256
Total Assets	$282,671		$222,256

Year Ended
December 31, 2005
Changes in Net Assets:
Contributions	$35,797
Dividends	1,529
Net depreciation	45,746
Benefits paid to participants	(22,657)
Transfers to participant-directed investments	---
Total	$60,415

5.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. However, termination of the Plan shall not, without the consent of a participant, adversely affect such participant’s rights with respect to amounts then accrued in his/her account.

6.	Federal Income Taxes

The Plan is a grantor type trust and is not qualified under Section 401 of the Internal Revenue Code. Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor. These items are reported on the income tax return of the grantor, AVX Corporation. Participants must include distributions in taxable income at the time of withdrawal.

7.	Transactions with Parties-In-Interest

Amounts of American Depository Shares of Kyocera Corporation, the Company’s majority shareholder, held by the Plan at December 31 were as follows:
	2005	2004
Shares	8,287	2,457
Market value per share	$73.18	$76.98
Market value	$606,442	$189,140

  Amounts of AVX Corporation common stock held by the Plan at December 31 were as follows:

	2005	2004
Shares	61,186	37,556
Market value per share	$14.48	$12.60
Market value	$885,973	$473,206

8.	Risks and Uncertainties

The Plan provides for various investment options in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the statement of financial condition with fund information. The market value of the Plan’s assets is included as an asset and a liability on the Company’s balance sheet because the Plan’s assets are available to AVX’s general creditors in the event of the Company’s insolvency.

9.	Subsequent Event

The reported employer contribution receivable as of December 31, 2005 was subsequently received by the Plan on March 6, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
(Name of Plan)

BY:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Administrative Committee

Date: April 13, 2006

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
SCHEDULE I - INVESTMENTS
As of December 31, 2005

Description	Number of shares/units	Market Value	Percentage of Net Assets

T. Rowe Price Spectrum Income Fund	54,800	646,096	9.7%
MainStay Cash Reserves Fund	610,066	610,066	9.2%
Janus Balanced Fund	18,685	420,032	6.3%
Janus Fund	7,708	196,787	3.0%
Seligman Equity Value Portfolio	87,065	1,113,560	16.8%
Templeton Foreign Equity Fund	54,006	684,800	10.3%
MainStay S&P 500 Index Fund	14,219	408,935	6.2%
Lord Abbett Mid-Cap Value Fund	16,894	378,598	5.7%
PIMCO Total Return Fund	64,740	679,770	10.3%
AVX Corporation Common Stock	61,186	885,973	13.4%
Kyocera ADS	8,287	606,442	9.1%
Total Investments		$6,631,059